Exhibit 99.34

LINEAR GOLD CORP

Linear Gold Reports on Progress at Ixhuatan Project, Mexico

August 30, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to provide a progress report detailing results from a multi-faceted exploration program at its 100% owned Ixhuatan Project in Mexico.  Linear has made significant progress in advancing the Campamento Gold Deposit while also expanding the exploration program to the most prospective areas of the 98,000 hectare Ixhuatan Project.  This project continues to demonstrate the potential to develop into a significant gold district. Important milestones achieved to date, during the 2006 exploration program, are as follows:

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Calculation of a 43-101 compliant mineral resource estimate at the Campamento Gold Deposit. Based on the calculations of Giroux Consultants Limited, Campamento contains a measured and indicated resource of 1.041 million ounces of gold and 4.4 million ounces of silver at a grade of 1.8 grams per tonne gold and 7.8 grams per tonne silver using a 0.5 gram per tonne gold cut-off. An additional inferred resource is calculated at 0.703 million ounces of gold and 2.26 million ounces of silver at the same cut-off value.

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Commencement of a scoping study for the Campamento Gold Deposit, by Micon International Limited, of Toronto.

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Commencement of metallurgical studies of the Campamento Gold Deposit by Resource Development Inc. (RDI), of Wheat Ridge, Colorado under the technical supervision of Pincock, Allan, and Holt, of Denver, Colorado.

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Delineation of the Laguna Grande gold soil zone, located to the SW of the Campamento Gold Deposit. This soil anomaly is defined by samples greater than 100 ppb gold and extends over a SW trending area that is roughly 1200 meters by 450 meters.  Soil values within this zone range up to a high value of 7.84 grams per tonne gold, and include nine samples greater than 1.0 grams per tonne gold.  Drilling results from this zone include eight metres of 2.5 grams per tonne gold in Hole IX-103, 18 metres of 3.5 grams per tonne gold from hole IX-104, two metres of 25.3 grams per tonne gold, also from hole IX-104, 12 metres of 2.7 grams per tonne gold from Hole IXLG-01, and two metres of 8.8 grams per tonne gold from Hole IXLG-02. Gold mineralization is typically hosted in clay altered structural zones.

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Identification of the Caracol copper-gold zone, located 1.6 kilometres NNE of the Campamento Gold Deposit. Results from drilling include 14 metres of 3.2 grams per tonne gold and 2.9% copper from Hole IXNA-01, 26 metres containing 1.2 grams per tonne gold and 1.5% copper from hole IXNA-2b, 77 metres of 1.0 grams per tonne gold and 1.0% copper from Hole IXNA-04, and 19.4 metres of 1.9 grams per tonne gold and 1.1% copper from hole IXNA-06. Copper-gold mineralization is hosted in both skarn and stockwork styles and remains open in three directions and at depth.

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Identification of a new gold bearing zone located 225 metres NW of the Campamento Gold Deposit. Results from the only hole drilled in the area to date, IX–106, include 10.8 grams per tonne gold over four metres and 3.3 grams per tonne gold over 10 metres.

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Further progress at the Western, Cerro La Mina, and San Isidro zones, through detailed soil sampling, geologic mapping, and geophysical interpretation, confirming the significant potential for additional gold mineralization in these areas.

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Identification of three new anomalous gold soil zones: The Cacate Basin, located 2.5 kilometres NE of Campamento, where a broad area approximately 800 metres long  by 500 metres wide hosts gold soil values in excess of 100 ppb gold; The Laguna Chica zone, located 500 metres southeast of Campamento, where a horseshoe shaped area, of 200 metres by 200 metres, hosts soil values in excess of 100 ppb gold; and a newly identified gold soil zone that appears to extend to the northwest from the Campamento Gold Deposit.  These three new anomalous gold soil zones have been identified through a district-wide exploration program that included over 2900 soil samples and 340 stream sediment samples covering the main volcanic-intrusive complex as outlined by the regional airborne magnetics.

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Completion of a geophysical interpretation report by Wave Geophysics LLC, of Evergreen, Colorado, which has led to a better understanding of the relationship of magnetic and IP-chargeability anomalies within gold bearing zones.

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The initiation of a new IP-Chargeability survey, which is presently in progress and will cover the Caracol, Cacate, Western, Laguna Grande, and Campamento systems.  The survey is being conducted by SJ Geophysics Ltd., of Delta, British Columbia.

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The completion of an airborne photography/photogrammetry survey by Surveying and Mapping, Inc, of Austin, Texas and the establishment of detailed digital terrain models of the areas of interest.

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Completion of a study of fluid inclusions hosted by the gold-bearing calcite veins at the Campamento Gold Deposit by Jeremy P. Richards, Ph.D., P.Geol. from the University of Alberta. The fluid inclusion data indicate that the ore fluids were of moderately high temperature and high salinity (261± 17 degrees Celsius and 23-27% NaCl). Petrography indicates gold is present as native gold, commonly associated with tetrahedrite and was co-deposited with the calcium carbonate vein filling. The data can be interpreted to suggest that the Campamento system was formed at the interface between ascending magmatic hydrothermal fluids and descending ground waters, and is thus intermediate between porphyry and epithermal styles of mineralization.

Strategy Going Forward

Linear Gold is committed to the advancement of the Ixhuatan Project and leveraging the value of this world-class asset for the benefit of its shareholders. Linear is well financed to execute its strategy of developing the Ixhuatan Project with C$12.8 million in cash.   Linear’s strategy moving forward includes the following:

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Completion of the metallurgical and scoping studies and advancement of the Campamento Gold Deposit to the feasibility stage.

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Advancing Inferred Resources included in the Campamento Resource estimate to the Measured and Indicated Resource category, where indicated by the scoping study.

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Systematic growth of the overall gold resource within the Ixhuatan Project, through drilling of the following high-priority targets :

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Western zone,

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Laguna Grande zone,

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Laguna Chica zone,

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Cerro La Mina zone, and,

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Areas to the north and northwest of the Campamento deposit.

While most of these zones have previously identified ore grade intersections of gold, additional drilling is required to determine the geometry and potential for additional resources.  Each of these targets is proximal to Campamento and would likely be considered within a developing mine plan for the Campamento Gold Deposit.

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Exploration and evaluation of a larger scale gold-copper system in the Caracol-Cacate areas through a program of geophysics and drilling.

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Continued exploration and evaluation along the targeted trend of volcanic-intrusive complex through regional reconnaissance stream sediment, soil sampling, and follow up drilling where warranted.

Phil Pyle, Linear's Vice President of Exploration states: "the Ixhuatan Project continues to demonstrate the potential to host a world-class gold district.  The high grades of the Campamento Gold Deposit make it an excellent base on which to build with new discoveries nearby."

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

The Independent Qualified Person responsible for the Campamento resource estimate is Gary Giroux, P. Eng. of Giroux Consultants Ltd.  A Technical Report prepared to NI43-101 requirements can be found on SEDAR.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com